United Development Funding IV

The United Development Funding Building
1301 Municipal Way, Suite 100
Grapevine, Texas 76051

July 3, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Request for Withdrawal of Registration Statement on Form S-11

File No. 333-184508

Ladies and Gentlemen:

United Development Funding IV hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its registration statement on Form S-11 (File No. 333-184508) relating to the registration of common shares of beneficial interest (together with all exhibits filed thereto, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2012.

The Registration Statement was not declared effective by the Commission, none of the Registrant’s securities were sold pursuant to the Registration Statement and its withdrawal is consistent with the public interest and protection of investors. The Registrant is withdrawing the Registration Statement because the Registrant has successfully closed its initial offering of common shares of beneficial interest as scheduled and does not believe it to be in the best interests of the Registrant or its shareholders to raise additional capital through a follow-on offering at this time.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees associated with any future registration statement or registration statements.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please call Lauren B. Prevost at Morris, Manning & Martin, LLP, counsel to the Registrant, at (404) 504-7744.

Best regards,

UNITED DEVELOPMENT FUNDING IV

/s/ Hollis M. Greenlaw

Hollis M. Greenlaw
Chairman and Chief Executive Officer

cc: Lauren B. Prevost, Esq.